# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AppLovin Corporation, CIK 0001751008
CUSIP: 03831W108
Title of class of securities: Class A common stock, par value $0.00003 per share
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-252371
Filed by CIK 0001996466

## Reporting persons
- Midterm Success Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 9,969,535; sole dispositive power 0; shared dispositive power 9,969,535; aggregate amount beneficially owned 9,969,535 (3.3% of the class)
- Asian Creative Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 9,969,535; sole dispositive power 0; shared dispositive power 9,969,535; aggregate amount beneficially owned 9,969,535 (3.3% of the class)
- Discovery Key Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (0.7% of the class)
- Hao Tang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 11,969,535; sole dispositive power 0; shared dispositive power 11,969,535; aggregate amount beneficially owned 11,969,535 (4% of the class)

## Item 1. Issuer
Name of issuer: AppLovin Corporation
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, CA 94304

## Item 2. Person Filing
Name of person filing:
Midterm Success Limited
Asian Creative Capital Limited
Discovery Key Investments Limited
Hao Tang
Address of principal business office or, if none, residence: The principal business address for Midterm Success Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands. The principal business address for each of Asian Creative Capital Limited and Discovery Key Investments Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business address for Mr. Hao Tang is Room C, 5/A, Shun Cheung Industrial Building, 26 Wing Hong Street, Lai Chi Kok, Kowloon, Hong Kong.
Citizenship: Rows 4 of each of the cover pages are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages to this Schedule 13G is hereby incorporated by reference to this Item 4. The ownership information presented herein represents beneficial ownership of the shares of Common Stock as of December 31, 2024, based upon 298,667,774 shares of Common Stock outstanding as of November 1, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2024. The amount of securities reported herein includes (i) 9,969,535 shares of Class A Common Stock held by Midterm Success Limited and (ii) 2,000,000 shares of Class A Common Stock held by Discovery Key Investments Limited. Mr. Hao Tang is the sole shareholder of Asian Creative Capital Limited, which is the sole shareholder of Midterm Success Limited and Mr. Hao Tang is the sole shareholder of Discovery Key Investments Limited. As a result of these relationships, Asian Creative Capital Limited may be deemed to share beneficial ownership of the securities held of record by Midterm Success Limited and Mr. Hao Tang may be deemed to share beneficial ownership of all of the securities reported herein.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Midterm Success Limited: /s/ Kevin Shum, Kevin Shum, Authorized Signatory (01/30/2025)
- Asian Creative Capital Limited: /s/ Kevin Shum, Kevin Shum, Authorized Signatory (01/30/2025)
- Discovery Key Investments Limited: /s/ Kevin Shum, Kevin Shum, Authorized Signatory (01/30/2025)
- Hao Tang: /s/ Hao Tang, Hao Tang (01/30/2025)
Comment: Joint Filing Agreement attached hereto.